SULLIVAN & CROMWELL LLP

A LIMITED LIABILITY PARTNERSHIP

TELEPHONE: +44 (0)20-7959-8900
FACSIMILE: +44 (0)20-7959-8950

WWW.SULLCROM.COM

One New Fetter Lane
London EC4A 1AN, England

FRANKFURT • PARIS

LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C.

BEIJING • HONG KONG • TOKYO

MELBOURNE • SYDNEY

December 2, 2016

Mr. H. Roger Schwall,
Assistant Director,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	BP p.l.c. Form 20-F for Fiscal Year Ended December 31, 2015
File No. 001-06262

Dear Mr. Schwall:

I refer to your comment letter dated November 30, 2016 to Dr. Brian Gilvary of BP p.l.c. (the "Company") and my telephone message from Jennifer O'Brien on December 1, 2016 confirming an extension to the due date for responding to your letter. The Company has requested an extension of the due date in order to have sufficient time for compilation and review by the Company and its advisers of the responses to the Staff's comments. The Company confirms that it intends to submit its responses to the Staff's comments by December 29, 2016.

The Company appreciates your cooperation in extending the deadline for its response.

Very truly yours,

/s/ Kathryn A. Campbell

Kathryn A. Campbell

cc:	Ethan Horowitz, Branch Chief
Ronald Winfrey, Petroleum Engineer
Jennifer O'Brien, Staff Accountant
(Securities and Exchange Commission)

Dr. Brian Gilvary
(BP p.l.c.)

Sullivan & Cromwell LLP carries on business in England and Wales through Sullivan & Cromwell MNP LLP, a registered limited liability partnership established under the laws of the State of New York.
The personal liability of our partners is limited to the extent provided in such laws. Additional information is available upon request or at www.sullcrom.com.

Sullivan & Cromwell MNP LLP is authorized and regulated by the Solicitors Regulation Authority (Number 00308712).
A list of the partners' names and professional qualifications is available for inspection at 1 New Fetter Lane, London EC4A 1AN. All partners are either registered foreign lawyers or solicitors.